Exhibit 99.1

Wearable Devices Announces the Mudra Experience Studio: Universal Single Codebase Neural Input Platform for XR and AI Developers

Mudra Experience Studio connects ai6 Labs technology through standardized neural gestures, designed for comprehensive AI-assisted development.

Yokneam Illit, Israel, Feb. 17, 2026 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) (“Wearable Devices” or the “Company”), a technology growth company specializing in artificial intelligence (“AI”)-powered touchless sensing wearables, today announced a key strategic milestone following the recent launch of ai6 Labs: the upcoming introduction of the Mudra Experience Studio, a comprehensive developer platform that transforms neural input from a single-device capability into a universal gesture language for extended reality (XR), mobile, and AI-powered applications, and is designed to integrate with AI-powered IDEs (Artificial Intelligence Integrated Development Environment).

The Mudra Experience Studio provides developers with production-ready SDKs, standardized gesture taxonomy, and OEM integration tiers that enable rapid deployment of neural input across smart glasses, mobile devices, and desktop environments. This platform approach addresses a critical developer pain point: gesture fragmentation across competing input systems where the same physical movement has different names and behaviors depending on the target platform.

By utilizing Mudra’s proprietary neural input capabilities together with generative AI coding agents, Mudra Experience Studio enables the creation of AI-driven spatial computing applications at high speed. This approach accelerates Wearable Devices’ transition from a hardware innovator to a full-stack platform provider, expanding its role in the growing productivity and creator economy.

Mudra Experience Studio enables the creation of applications using standardized neural gestures such as fingertip pressure gradations, discrete gestures, and continuous gestures through consistent gesture set. The same interactions work across Apple, Meta, Android XR, and desktop platforms without rebuilding or platform specific adaptations.

To drive a strong 2026 rollout, the Company has opened a priority waitlist for Mudra Experience Studio. This early-access initiative gathers demand from innovators in XR, mobile, and AI development, ensuring a vibrant ecosystem at launch. Initial response from the developer community has been enthusiastic, with strong interest in workflow advantages enabled by ai6 Labs-powered neural tools.

As part of the Company’s efforts to advance innovation and the new Mudra Experience Studio, it has recently appointed Mr. Ron Kaldes as Head of Growth, AI & Innovation at Wearable Devices. Mr. Kaldes brings extensive experience in consumer technology and AI strategy to Wearable Devices’ ai6 Labs. Previously serving as Co-Founder and CEO of a Nintendo product distributor and LEGO Certified Store operator in Israel, and prior to that managing the Xbox category at Microsoft, Mr. Kaldes most recently worked as a private AI business consultant for enterprise companies. He specializes in translating emerging technologies into market-ready products while driving measurable business results.

Mr. Kaldes stated: “The Mudra Experience Studio represents a leverage of our hardware into a developer platform. By standardizing gesture taxonomy and providing universal cross-platform support, we’re enabling developers to ‘build-once and deploy everywhere’- something impossible with fragmented vision-based or IMU-based approaches. This platform strategy positions Mudra as the essential input layer for the next generation of XR and AI applications.”

The waitlist for Mudra Experience Studio is now open, providing early access, feedback opportunities, and a direct connection to ai6 Labs’ innovations. For more details on the platform and its role in the ai6 Labs ecosystem, visit https://mudra-studio.com/.

About Wearable Devices

Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) is a growth company pioneering human-computer interaction through its AI-powered neural input touchless technology. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s consumer products - the Mudra Band and Mudra Link - are defining the neural input category both for wrist-worn devices and for brain-computer interfaces. These products enable touch-free, intuitive control of digital devices using gestures across multiple operating systems.

Operating through a dual-channel model of direct-to-consumer sales and enterprise licensing and collaborations, Wearable Devices empowers consumers with stylish, functional wearables for enhanced experiences in gaming, productivity, and XR. In the business sector, the Company provides enterprise partners with advanced input solutions for immersive and interactive environments, from augmented reality/virtual reality/XR to smart environments. By setting the standard for neural input in the XR ecosystem, Wearable Devices is shaping the future of seamless, natural user experiences across some of the world’s fastest-growing tech markets. The newly launched ai6 Labs ecosystem accelerates this vision by integrating research, products, and AI breakthroughs. Wearable Devices’ ordinary shares and warrants trade on the Nasdaq Capital Market under the symbols “WLDS” and “WLDSW,” respectively.

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss the potential benefits of our technology and products, our expectations regarding the rollout of Mudra Experience Studio and its ability to drive measurable business results. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2024, filed on March 20, 2025 and our other filings with the Securities and Exchange Commission. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
IR@wearabledevices.co.il